

Mail Stop 3628

December 12, 2016

Via E-mail
Jeffrey P. Krasnoff
Chief Executive Officer
Rialto Commercial Mortgage Securities, LLC
790 NW 107th Avenue, Suite 400
Miami, Florida 33172

> **Re:** **Rialto Commercial Mortgage Securities, LLC**
> **Amendment No. 1 to Registration Statement on Form SF-3**
> **Filed November 29, 2016**
> **File No. 333-213805**

Dear Mr. Krasnoff:

We have reviewed your amended registration statement and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 21, 2016 letter.

Form of Prospectus

Risk Factors—Risks Relating to the Mortgage Loans—The Mortgage Loans Have Not Been Reviewed or Re-Underwritten by Us . . ., page 91

1. We note your response to prior comment 14 and reissue. Although we understand that Rule 193 reviews will be conducted by the sponsor(s) and that the depositor will rely on representations and warranties, the statement that "[i]f we had re-underwritten the mortgage loans, it is possible that the re-underwriting process may have revealed problems with a mortgage loan not covered by a representation or warranty or may have revealed inaccuracies in the representations and warranties" suggests that the disclosure

provided elsewhere in the prospectus may not be accurate. Note that the review required by Rule 193 requires that the review must be designed and effected to provide reasonable assurance that the disclosure regarding the pool assets is accurate in all material respects. To minimize confusion, please revise your risk factor to state whether it was the sponsor's finding and conclusion that the disclosure regarding the pool assets is accurate in all material respects, or delete the risk factor.

<u>Pooling and Servicing Agreement—The Asset Representations Reviewer—Asset Review—
Asset Review Trigger, page 349</u>

2.   Please update your cross-reference to the disclosure regarding the omission of static pool data in light of your revisions in response to prior comment 15.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Benjamin Meeks, Special Counsel, at (202) 551-7146 or me at (202) 551-3811 if you have any questions.

Sincerely,

/s/ Lulu Cheng

Lulu Cheng
Special Counsel
Office of Structured Finance

cc: Andrew Snow
        Rialto Commercial Mortgage Securities, LLC

        Frank Polverino
        Cadwalader, Wickersham & Taft LLP